SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 2, 2009

Eltek Receives AS-9100B Quality Certification for the Aerospace Industries

PETACH-TIKVA, Israel, November 2, 2009 – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today that it has received AS-9100B quality certification for the aerospace industry. The NQA certification has become essential for many companies in the aerospace industry and our receipt of this certification will provide us with an opportunity to increase our potential customer base. Eltek is now certified to manufacture and sell flex-rigid, flexible, multilayer and double-sided printed circuit boards to the worldwide Aerospace industry.

The AS-9100B certification in combination with the Company’s US Department of State ITAR approval (a set of US government regulations that controls the export and import of defense-related material and services) enhances Eltek’s ability to sell its circuitry solutions to US defense customers.

“The AS-9100 certification demonstrates Eltek’s high quality standards and will strengthen Eltek’s position in the avionic and aerospace market in the US and Europe. We believe that together with the ITAR approval, the AS-9100 certification will assist Eltek in attracting new customers in the aerospace industry, and increase its sales to existing customers,” said Arieh Reichart, President and Chief Executive Officer of Eltek.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.